UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-22635
RC2 CORPORATION
(Exact name of Registrant as specified in its charter)
1111 West 22nd Street
Suite 320
Oak Brook, Illinois 60523
630-573-7200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
COMMON STOCK, PAR VALUE $0.01 PER SHARE; DEBT SECURITIES; WARRANTS;
PURCHASE CONTRACTS; RIGHTS; UNITS
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: One of Common Stock; Zero of other securities.
     Pursuant to the requirements of the Securities Exchange Act of 1934, RC2 Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 9, 2011	By:	/s/ Peter A. Nicholson
Peter A. Nicholson
Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.